W. John McGuire

Partner

+1.202.373.6799

john.mcguire@morganlewis.com

VIA EDGAR

Matthew Williams

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

October 21, 2024

Re:	The 2023 ETF Series Trust II (the “Trust” or the “Registrant”)
File Nos. 333-274096 and 811-23895

Dear Mr. Williams:

This letter responds to Staff comments on post-effective amendment no. 1 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”). The Registration Statement was filed on August 14, 2024 pursuant to Rule 485(a)(2) under the Securities Act of 1933 and relates to the following five series of the Trust: GMO International Quality ETF, GMO International Value ETF, GMO U.S. Value ETF, GMO Beyond China ETF, and the GMO Systematic Investment Grade Credit ETF (each, a “Fund” and collectively, the “Funds”). Below, for your convenience, we have restated the Staff’s comments followed by the Registrant’s responses to those comments, which are reflected, as applicable, in the amendment to the Registration Statement. Capitalized terms not otherwise defined in this letter have the meaning given to them by the Registration Statement.

General

1.	Comment: Please provide the Staff with each Fund’s completed fee table and expense example prior to the Registration Statement’s effectiveness.

Response: Registrant represents that it has provided the completed fee table and expense example under separate cover.

Prospectus

All Funds

Performance Information

2.	Comment: Please supplementally identify the broad-based securities market index expected to be used by each Fund in its average annual total returns table.

Response: Registrant represents that it has provided this information under separate cover.

October 21, 2024

Portfolio Managers

3.	Comment: Please disclose the year each portfolio manager began serving as a portfolio manager of the Fund.

Response: The Registrant has updated the disclosure accordingly.

GMO International Quality ETF

Principal Investment Strategies

4.	Comment: In the sentence discussing GMO’s view on high quality companies, consider summarizing what “other mechanisms” refers to.

Response: The Registrant has deleted the reference to “other mechanisms”.

5.	Comment: The Fund discloses that it may invest in convertible securities on a principal basis. If the Fund expects to invest in contingent convertible securities on a principal basis, it should consider adding a description of such contingent convertible securities and any related risks.

Response: The Registrant does not expect the Fund to invest in contingent convertible securities on a principal basis.

6.	Comment: The Prospectus discloses that the Fund may invest in other pooled investment vehicles. If acquired fund fees and expenses are expected to exceed 0.01% of the average net assets of the Fund, then please include an estimate of these fees and expenses as a separate line item in the fee table. If such estimated fees and expenses are not expected to exceed 0.01%, then please confirm that they will be included in the “Other Expenses” line item in the fee table.

Response: Acquired fund fees and expenses (if any) are not expected to exceed 0.01% of the average net assets of the Fund and will be included in the “Other Expenses” line item.

7.	Comment: The Fund discloses that it may have substantial exposure to a single industry. Given that the fund has a fundamental policy to not concentrate its investments in any industry, consider clarifying the meaning of “substantial exposure.” For example, up to 25% of the Fund’s assets.

Response: The Fund’s fundamental policy on concentration sets an upper limit on industry concentration. The Registrant believes that exposure at levels below 25% can still be substantial and that the disclosure is sufficiently clear without further clarification.

8.	Comment: The Fund states that “[t] he factors GMO considers and investment methods GMO uses can change over time.” Please supplementally acknowledge that the Registrant is aware of the requirements under the federal securities laws to update the Fund’s disclosure should the Fund make any material changes to its principal investment strategies and/or risks.

Response: The Registrant acknowledges that it is aware of the requirements under the federal securities laws to update the Fund’s disclosure should the Fund make any material changes to its principal investment strategies and/or risks.

October 21, 2024

Principal Risks of Investing in the Fund

9.	Comment: The Fund’s “Non-U.S. Investment Risk” includes disclosure about investing in emerging countries. If investing in emerging countries is a principal risk of the Fund, please add corresponding disclosure to the Principal Investment Strategies section. If investing in emerging countries is not a principal risk of the Fund, please delete references to emerging countries in the “Non-U.S. Investment Risk” disclosure.

Response: The Fund’s exposure to emerging market equities is not expected to be substantial and will vary over time. The Registrant believes that discussing the risks of investments in emerging countries or markets within the broader description of Non-U.S. Investment Risk in both Item 4 and Item 9 disclosure is sufficient and helpful to investors and consistent with Form N-1A.

10.	Comment: If the Fund will be focused in a particular country, region, asset class, or sector at launch, please disclose any specific risks, if applicable, to that country, region, asset class, or sector in the Principal Risks of Investing in the Fund section of the Prospectus.

Response: The Fund does not expect its investments will systematically focus in a particular country, region, assets class (aside from equity securities), or sector. The Fund will pursue its investment objective in a flexible manner such that there is no requirement for the Fund to systematically invest, or remain invested, in any particular country, region, asset class (aside from equity securities), or sector for any prescribed period of time. Those exposures will change, potentially frequently, and the Fund believes it has adequately described the material risks associated with its investment strategies and portfolio exposures.

11.	Comment: Given that the Fund may invest in companies of any market capitalization, consider including risks related to investing in medium and/or large capitalization companies.

Response: After careful consideration of the Staff’s comment, the Registrant has determined not to add those risk disclosures. In this regard, the Registrant notes that the Fund’s “Small Company Risk” disclosure is framed in reference to larger capitalization companies.

12.	Comment: Given that the fund may invest in other investment companies on a principal basis, consider including a risk factor related to investing in such other investment companies

Response: The Fund has added the requested risk disclosure.

GMO International Value ETF

Principal Risks of Investing in the Fund

13.	Comment: The Fund’s “Illiquidity Risk” contemplates investing in derivatives. If the Fund will invest in derivatives on a principal basis, please add disclosure to the Principal Investment Strategies section covering these instruments as well as, as applicable, any corresponding risks.

Response: The Fund does not expect to invest in derivatives as part of its principal investment strategies. The reference to derivatives in the “Illiquidity Risk” has been deleted.

October 21, 2024

GMO U.S. Value ETF

Principal Investment Strategies

14.	Comment: Consider removing the cross reference to the “Name Policies” section.

Response: The Registrant believes that this cross reference refers the reader to useful additional information about the Fund’s Name Policy. As such, the Registrant respectfully declines to implement this change.

GMO Beyond China ETF

Principal Investment Strategies

15.	Comment: The Fund states that it invests in “companies tied economically to markets that are not treated as developed markets in the MSCI World Index, with the exception of China…” Consider clarifying this disclosure to make clear that China is excluded from the list of countries the Fund may invest in.

Response: The Fund has revised the disclosure to more clearly state that China is not included within the Fund’s target investment universe.

Principal Risks of Investing in the Fund

16.	Comment: Given that the Fund will invest exclusively in emerging markets, please include a separate risk related to investing in emerging markets. (See ADI 2020-11)

Response: The Registrant believes that it sufficiently covers the risks of investing in emerging countries or markets in the Fund’s “Non-U.S. Investment Risk” included in both its Item 4 and Item 9 disclosure.

17.	Comment: The Fund includes “Derivatives and Short Sales Risk.” Please ensure that any expenses incurred in connection with short sales are reflected in the Other Expenses line item in the Fund’s Annual Fund Operating Expenses table.

Response: Registrant will reflect anticipated expenses incurred in connection with short sales (if any) in the Other Expenses line item in the Fund’s Annual Fund Operating Expenses table.

GMO Systematic Investment Grade Credit ETF

Principal Investment Strategies

18.	Comment: Consider clarifying what “issuer fundamental signals” means in plain English.

Response: Registrant has made the requested disclosure revisions.

October 21, 2024

19.	Comment: Consider clarifying what “momentum signals derived from credit and equity assets” means in plain English.

Response: Registrant has made the requested disclosure revisions.

20.	Comment: Consider clarifying what “key-rate duration” means in plain English.

Response: Registrant has made the requested disclosure revisions.

21.	Comment: If the Fund will invest in emerging markets on a principal basis, please include a separate risk related to investing in emerging markets.

Response: The Fund does not expect to invest in emerging markets on a principal basis.

Statement of Additional Information

DESCRIPTIONS AND RISKS OF FUND INVESTMENTS

22.	Comment: The Fund includes the following disclosure under “Securities Lending”: “Securities loans will be made to borrowers that GMO believes to be of relatively high credit standing pursuant to agreements requiring that the loans be collateralized by cash, securities, letters of credit or such other collateral as may be permitted under the Fund’s securities lending program in an amount at least equal to the securities loaned (marked to market daily).” Please revise this sentence so that it reads: “Securities loans will be made to borrowers that GMO believes to be of relatively high credit standing pursuant to agreements requiring that the loans be collateralized by cash, government securities or irrevocable bank standby letters of credit not issued by the Fund’s bank lending agent in an amount at least equal to the securities loaned (marked to market daily).”

Response: Registrant has made the requested disclosure revisions.

INVESTMENT RESTRICTIONS

23.	Comment: In “Non-Fundamental Restrictions,” please state each applicable Fund’s Name Policy.

Response: Registrant has made the requested disclosure revisions.

**********************

October 21, 2024

We trust the foregoing is responsive to each of the Staff’s comments. Please do not hesitate to contact the undersigned at (202) 373-6799, or my colleague Chris Menconi at (202) 373-6173 if you have any questions.

Sincerely,

/s/ W. John McGuire
W. John McGuire

cc:	Christopher D. Menconi
Matthew J. Wolock